Offering Statement for
Vertical Longevity Pharmaceuticals, Inc.
("Vertical Longevity Pharma," "we," "our," or the "Company")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Vertical Longevity Pharmaceuticals, Inc.

   17 Rincon

   Irvine, CA 92620

Eligibility

2. **The following are true for Vertical Longevity Pharmaceuticals, Inc. :**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   David Scieszka

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/15/2023	Present	Norvoc Biosciences	Manager, Marketing and Bioinformatics
05/15/2023	10/15/2023	University of New Mexico	Postdoctoral Fellowship
08/19/2019	05/15/2023	University of New Mexico	PhD and MBA Student
04/21/2025	Present	Vertical Longevity Pharmaceuticals, Inc.	CEO

Dr. David Scieszka, Founder and CEO, holds a PhD in Biomedical Sciences from the University of New Mexico, where his dissertation examined aging impacts of environmental exposures and pharmacologic mitigation strategies. He also earned an MBA from UNM's Anderson School of Management with focus on entrepreneurship and innovative product design. He completed a BS in Biotechnology and additional computer science coursework at California State University San Marcos. Dr. Scieszka's research spans aging biology, vascular biology, toxicology, pulmonary systems, immunology, and advanced bioinformatics. He is first or co-author on peer-reviewed work in Toxicological Sciences, Journal of Neuroinflammation, Scientific Data, and Frontiers in Toxicology. This scholarship provides a rigorous foundation for Vertical Longevity Pharma's focus on vascular aging and atherosclerosis. Beyond academic training, he brings operational and translational experience. Public records note service as a U.S. Army Psychological Operations specialist, participation in the Longevity Biotech Fellowship, and collaborations with groups such as the J. Craig Venter Institute. He has appeared on investor and industry platforms, including ARPA-H PROSPR teaming board describing the company's immunotherapy program, and has presented and engaged with the American Aging Association community through interviews and meeting programming. These activities demonstrate sector visibility, network access, and familiarity with capital formation. Taken together, his training in biomedicine and management, peer-reviewed contributions, operational background, and growing public profile offer investors a technically credible and execution-focused leader for this program. LinkedIn: https://www.linkedin.com/in/davidscieszka/

Name
Rupsa Basu

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/24/2021	Present	Humane Genomics	Associate Director
01/03/2021	12/31/2021	Helaina Inc.	Clinical Immunologist
06/10/2025	Present	Vertical Longevity Pharmaceuticals, Inc.	CSO

Rupsa Basu, PhD, is a molecular virologist and vaccinologist whose training and track record align directly with VeLo Pharma's immunotherapy program. She earned her doctorate in Biochemistry and Molecular Biology at Michigan Technological University in the Tumban Lab, received the Graduate School's Doctoral Finishing Fellowship, and earned campus recognition in the Three Minute Thesis competition. Her peer-reviewed work spans bacteriophage virus-like particles and peptide epitope display, including a manuuscript demonstrating Zika-epitope VLP–mediated neutralization and an Antiviral Research study showing that oral immunization with MS2-L2 VLPs protects against multiple oncogenic HPV types. She brings hands-on expertise with phage VLP platforms such as MS2, PP7, and Qβ, together with immunogenicity and neutralization assay development, mucosal immunization models, and cross-functional program execution gained through industry R&D leadership in synthetic virology and oncolytic platforms. These signals indicate scientific depth, translational discipline, and a clear ability to communicate complex science to stakeholders. LinkedIn: https://www.linkedin.com/in/rupsabasu/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

David Scieszka

Securities:	6,000,000
Class:	Common Stock
Voting Power:	65.4%

Rupsa Basu

Securities:	3,000,000
Class:	Common Stock
Voting Power:	32.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Vertical Longevity Pharma is a preclinical biotechnology company developing a virus-like particle based immunotherapy designed to address a fundamental driver of human aging. For our initial FDA approval, we're targeting cardiovascular disease based on our immunotherapy's ability to both, prevent and clear atherosclerotic plaques. Our lead program targets a cell surface protein enriched on senescent endothelial cells that accrue in atherosclerotic vessels as well as throughout the body. By eliciting epitope-specific antibodies against an extracellular domain of this surface protein, presented on a Qβ virus-like particle, we intend to enable immune recognition and clearance of senescent endothelial cells while preserving healthy tissue. The goal is to reduce the inflammatory and fibrotic milieu that sustains plaque formation and vulnerability, thereby improving vascular function and promoting a tissue environment that is permissive of natural plaque clearance mechanisms like efferocytosis and reverse cholesterol transport. Although early research supports the biological rationale for this approach, our product candidates have not yet been approved for any indication, and their safety and efficacy must be established in clinical trials. Our business objective is to progress our lead program through translational studies to an Investigational New Drug application, followed by initial human studies in a patient population with high unmet need in atherosclerotic cardiovascular disease. The initial clinical focus contemplates familial hypercholesterolemia, a rare genetic disease with a significant clinical unmet need, but one where the biomarkers, imaging, and event-linked endpoints are well characterized. Success in these settings would support expansion into broader cardiovascular prevention segments. In parallel, we will be testing our lead platform in additional clinical applications, including ventricular fibrillation, atrial fibrillation, pulmonary fibrosis, chronic kidney disease, metabolic disease, arthritis, pelvic organ prolapse, and vascular dementia.

The same underlying biology of senescent endothelial cell-derived tissue dysfunction applies to all of these disease modalities, implying that our same lead candidate can create its own durable pipeline and optionality for multiple sublicensing partnerships. Our near-term development plan comprises three coordinated workstreams. First, translational pharmacology in relevant animal models, including non-human primates, to characterize immunogenicity, dose response, pharmacodynamic biomarkers, and effects on plaque biology using serial imaging and histopathology. We are working with academic collaborators to access high fat, high cholesterol-fed primate cohorts suitable for longitudinal readouts. Second, chemistry, manufacturing, and controls activities to establish a reproducible, scalable process for VLP assembly, peptide conjugation, and release analytics consistent with current Good Manufacturing Practice. Third, formal GLP toxicology and safety pharmacology to support a first-in-human study. Collectively, these efforts are planned to culminate in an orphan designation approval for our IND filing that includes a combined Phase 1/2 design for streamlined reporting and feedback from the FDA. If approved, this would also provide 7 years exclusivity in the US and 10 years in the EU, along with tax credits and several additional benefits. Our medium-term objectives emphasize clinical proof of concept and regulatory de-risking in a targeted indication, along with generation of payer-relevant health economic data. We intend to evaluate biomarkers such as circulating SASP factors, endothelial function assays, and quantitative plaque imaging to create a cohesive data package. On the corporate side, we will pursue a blended financing strategy combining non-dilutive grants and collaborative research agreements with equity financing to fund progression through Phase 2. We anticipate continued prosecution of our intellectual property estate, which currently includes a Patent Cooperation Treaty filing that describes compositions, epitopes, and methods of use for VLP-target constructs and dosing regimens. We believe a strong IP position will be essential for value capture and partnering outcomes. Commercially, our strategy contemplates two complementary paths. The first is a direct route to market in select geographies with a focused specialty-care commercial model, contingent on successful trials and regulatory approvals. The envisioned regimen for the lead program consists of an initial three-dose priming series followed by periodic boosters to maintain functional antibody titers, a format that is familiar to clinicians and payers and enables predictable revenue recognition. We expect pricing and reimbursement to be aligned with demonstrated clinical benefit and pharmacoeconomic value in prevention of acute cardiovascular events, which impose substantial long-term costs on health systems. The second path is business development with established pharmaceutical companies for late-stage development and commercialization, potentially through regional licenses, co-development, or an acquisition of program rights. Partnering can accelerate market access, expand manufacturing capacity, and broaden indications while reducing capital intensity. Monetization will derive from a combination of product sales, milestone payments, and royalties. In a direct model, revenue would be generated through sales to hospitals, integrated delivery networks, and specialty pharmacies supported by payer coverage when available. In a partnered model, we would recognize upfront payments, development and regulatory milestones, and tiered royalties on net sales. Over the longer horizon, we plan to extend the platform to additional senescence-linked indications such as metabolic dysfunction, chronic kidney disease, and vascular cognitive impairment, which could be advanced internally through early clinical stages and then partnered to scale. Our founding team integrates expertise in immunology, aging biology, bioinformatics, VLP design, and business strategy. Leadership has experience spanning preclinical model development, omics-driven target discovery, and translational program management, coupled with prior industry collaborations and regulatory engagement. We augment this core with academic advisors and clinical collaborators in cardiovascular medicine and imaging. The company operates with a disciplined capital plan sized to key inflection points, a milestone-based development cadence, and a commitment to rigorous science, patient safety, and regulatory compliance. Our mission is to transform cardiovascular care by addressing a root driver of disease biology, and to build a durable, value-creating enterprise around a scalable immunotherapy platform that can be applied to multiple age-related conditions.

Vertical Longevity Pharma currently has 2 employees.

Risk Factors

7. **Material factors that make an investment in Vertical Longevity Pharmaceuticals, Inc. speculative or risky:**
   1. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.
   2. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
   3. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
   4. Competition and Market Uncertainty The biotechnology industry, particularly in the fields of cardiovascular disease and aging-related therapeutics, is intensely competitive. Many companies, including large pharmaceutical firms with significantly greater resources, are exploring approaches to senescence biology, immunotherapy, and cardiovascular disease. Our ability to compete will depend on the safety, efficacy, cost-effectiveness, and market acceptance of our product candidates relative to alternatives. Even if our technology proves successful in clinical trials, there is no guarantee that physicians, patients, or payers will adopt it. Failure to secure adequate market penetration or reimbursement could severely limit our revenue potential.
   5. Dependence on Intellectual Property and Platform Development Our future success depends heavily on our ability to protect and expand the intellectual property surrounding our virus-like particle platform and its therapeutic applications. While we intend to pursue patents and proprietary rights, intellectual property protection in biotechnology is complex, uncertain, and subject to legal challenges. Competitors may develop similar or alternative approaches that do not infringe on our patents, or our applications may not be granted as broadly as intended. Additionally, because our platform is designed to apply across multiple disease areas, failure to protect or enforce our intellectual property rights could diminish not only our lead cardiovascular program but also our ability to leverage the platform into additional indications or partnerships.
   6. Capital Intensity and Need for Future Financing The development of biotechnology products, particularly novel immunotherapies, requires significant investment in research, development, and clinical trials. As an early-stage company without any approved products or revenue, we will need to

raise substantial additional capital to fund operations and advance our programs. Future financing may not be available on favorable terms, or at all, particularly if our preclinical or clinical results do not meet investor or market expectations. If we cannot obtain additional funding, we may be forced to delay, scale back, or discontinue development of our product candidates, which would materially harm our business and the value of an investment in our company.

7. Preclinical Stage and Lack of FDA Approval Vertical Longevity Pharma, Inc. is a preclinical biotechnology company, and none of our product candidates have received approval from the U.S. Food and Drug Administration ("FDA") or any other regulatory authority. While our virus-like particle immunotherapy platform is supported by early biological rationale, our product candidates have not yet undergone human clinical trials. There is a significant risk that our approach will not demonstrate sufficient safety or efficacy to justify further development. Some biotechnology programs fail during clinical testing, and even promising preclinical results may not translate into positive outcomes in human patients. If our lead program does not advance through the regulatory pathway, our business may fail.

8. Novel Approach to Human Aging and Cardiovascular Disease Our therapeutic strategy targets senescent endothelial cells using an immunotherapy designed to clear them from atherosclerotic vessels and other tissues. This approach is novel and untested in humans. Because we are developing a first-in-class therapy, there is limited precedent for predicting clinical outcomes, safety profiles, or regulatory approval requirements. Investors should understand that pioneering therapeutic categories often face unique challenges, extended timelines, and unforeseen scientific or regulatory setbacks.

9. Clinical, Regulatory, and Development Risks We plan to progress our lead program through translational studies and ultimately submit an Investigational New Drug ("IND") application to the FDA. The process of advancing from preclinical testing to human studies is highly regulated, time-consuming, and expensive. Regulatory agencies may impose additional requirements, request more data than anticipated, or delay or deny approval altogether. Even if our IND is accepted, subsequent clinical trials may require substantial capital and resources that may exceed our current or future financial capabilities. Failure at any stage of the clinical or regulatory process would materially harm our ability to develop our platform and achieve commercialization.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the

Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Vertical Longevity Pharmaceuticals, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Vertical Longevity Pharma intends to deploy offering proceeds to reach the next value inflection point, which is non-human primate work that generates human-relevant data to support the next financing and partnerships. At full subscription, we expect to allocate approximately 20% to the Wake Forest CTSI contract for the primate study based on finalized scope, facility capabilities, and imaging cadence. If we secure matching grants, the excess will be redirected to CMC or regulatory items that accelerate an IND pathway. Direct labor is budgeted at approximately 18% to support program management, data analysis, grant writing, and coordination of CRO, and research. Legal fees are budgeted at about 4% for contracting, IP maintenance, and corporate compliance. Consultants are budgeted at about 4% to provide specialist input for the FDA INTERACT meeting, supported by longevity and cardiovascular expert group, Kinexum. The CEO, Zan Flemming, has a longstanding history with the FDA for longevity and cardiometabolic approvals, making his FDA consulting group uniquely positioned as an excellent choice for regulatory support. A separate 15% is reserved for co-development initiation with manufacturing partner, Axio BioPharm, which drastically reduces the cost of GMP development. Travel and conferences are budgeted at about 2.25% to support essential meetings with collaborators and CROs. These funds will also support the attendance of major fund partnering forums (JPM, Bio Boston) and conferences to present data (ARDD) which will garner increased excitement around our primate data package. Human epitope optimization is budgeted at about 1% to determine whether any antigenic peptide refinements can be accomplished and additional IP can be filed. Based on bioinformatics data, we are confident in our selected human epitope, but this small investment will provide assurance and confidence for future investors before submitting our FDA pre-IND meeting packet. A contract with a New South Wales collaborator is budgeted at about 12% for complementary preclinical safety study to preemtively address future FDA safety concerns. This collaboration was chosen based on the cost savings and to develop a presence in Australia, which will support future relationship development in preparation for our clinical trials in Australia. Australia was selected as the clinical trial location based on the 50% tax credit, ensuring a cash-efficient clinical pathway downstream. Approximately 18-19% is reserved as Additional R&D funds. This reserve provides flexibility for contingency pricing, schedule changes, additional GLP assay costs, bridging studies requested by advisors, or to co-fund matched grants. Platform fees, including the 4.9% Netcapital fee, are paid from proceeds as shown in the table. If the minimum amount is raised, funds will be concentrated on securing the primate study slot and generating an initial dataset in human-relevant primates. As proceeds increase, we scale labor, co-development, and external contracts in the order most likely to shorten time to decision-grade data. All allocations are estimates and may be adjusted by management based on vendor quotes, regulatory input, and the availability of non-dilutive funding.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
Direct R&D Labor	$0	$90,000
Legal Fees	$0	$20,000
Sub-contract – Wake Forest CTSI	$9,510	$100,000
Consultants	$0	$20,000
Manufacturing Co-Development Initiation	$0	$75,000
Travel and Conferences	$0	$11,250
Human Epitope Optimization	$0	$5,000
Sub-contract – New South Wales	$0	$60,000
Additional R&D	$0	$94,250
Total Use of Proceeds	**$10,000**	**$500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Vertical Longevity Pharmaceuticals, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.97 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	9,177,500	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has issued a single outstanding SAFE (Simple Agreement for Future Equity) in the principal amount of $10,000. This SAFE is uncapped and provides its holder with the right to purchase equity at a 20% discount to the valuation established in a future equity financing. The SAFE does not currently provide any ownership, voting, or dividend rights, and will only convert into equity when such a qualified financing or other triggering event occurs. As a result, while the SAFE will eventually convert into equity on preferential terms, its small size relative to this offering means that it is not expected to materially dilute or limit the economic rights of investors purchasing securities through Netcapital. Other than this SAFE, there are no outstanding rights, preferences, or privileges that would limit, dilute, or qualify the rights of the securities being offered here.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach. For more information see Financial Condition.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Vertical Longevity Pharmaceuticals, Inc. conducted within the past three years?**

Date of Offering:	
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$698
Use of Proceeds:	Professional Services
Date of Offering:	2025-09-01
Exemption:	Reg. D, Rule 506(b)

Securities Offered:	SAFE
Amount Sold:	$10,000
Use of Proceeds:	This SAFE is uncapped and provides its holder with the right to purchase equity at a 20% discount to the valuation established in a future equity financing.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Vertical Longevity Pharmaceuticals, Inc. (the "Company") was incorporated on March 21, 2025 in the State of Delaware. The Company is a preclinical-stage longevity biotechnology company developing virus-like particle (VLP) vaccines targeting senescent cells, initially focused on atherosclerosis and other age-related diseases. Activities since inception have consisted primarily of formation, organizational matters, research planning, and fundraising preparation. Revenue for the period of March 21, 2025 (inception) to August 31, 2025 was $20,000. the Company received support valued at $20,000 related to its participation in the Innosphere Ventures incubator program. This amount was paid directly on the Company's behalf by the Tech Transfer Office, and the Company did not receive or disburse any cash in connection with this transaction. The support has been recognized as Other Income in the Statement of Operations, with a corresponding Accelerator Program Expense recorded in the same amount. Operating expenses for the period of March 21, 2025 (inception) to August 31, 2025 was $38,867. Net loss for the period of March 21, 2025 (inception) to August 31, 2025 was $18,867. As of August 31, 2025, the Company had a cash balance of $25 and a working capital deficit of $6,587. As of August 31, 2025, the Company has recognized an accrued expense of $6,612 under Current Liabilities for legal fees associated with incorporation services rendered by Gunderson Dettmer. This fee is contractually deferred and will become payable only upon the Company successfully raising a total of $1,000,000 in financing. The Company is authorized to issue up to 10,000,000 shares of common stock with a par value of $0.0001 per share. As of August 31, 2025, a total of 9,177,500 shares were outstanding. Of these, 6,980,625 shares have been issued and vested, while the remaining 2,196,875 shares are unvested and subject to a defined vesting schedule. Certain shares have been granted directly to non-employees in exchange for services. These equity grants were issued at par value without a formal valuation. The determination of vesting terms and the absence of a fair value assessment involve significant management judgment. The Company has relied on internal assessments and the contractual terms of the underlying agreements in accounting for these issuances. As of August 31, 2025, the Company received support valued at $20,000 related to its participation in the Innosphere Ventures incubator program. This amount was paid directly on the Company's behalf by the Tech Transfer Office, and the Company did not receive or disburse any cash in connection with this transaction. During 2025 a founder paid $11,557 of Company expenses from a personal account. The Company does not intend to reimburse the founder. The payment is recorded as Consulting Expenses and a non-cash capital contribution within additional paid-in capital. No cash was paid to related parties during the period, and there were no amounts due to or from related parties at August 31, 2025. Subsequent to August 31, 2025, the Company received a written commitment for a $10,000 SAFE investment with a 20% discount and no valuation cap. As of the evaluation date, the SAFE had not been executed and no proceeds had been received; accordingly, no amounts have been recognized in these financial statements. Valuation We grounded our pre-money valuation in independent market comps and standard biotech valuation methodology. First, we used sector-relevant datasets for pre-revenue life sciences raises. For tools investigating our specific venture, reports for Vertical Longevity Pharma show a $20,000,000 median valuation among similar pre-revenue companies, with observed deals ranging from $3.5 million to $352 million and a median raise size of about $133,000. These benchmarks establish a representative market range for stage-comparable offerings. Second, we applied industry best practices for early-stage therapeutics valuation, which rely on risk-adjusted NPV rather than revenue multiples. This approach probability-weights development scenarios by phase, models the development phase as cash outflows, and projects revenue using patient population, pricing, margins, and uptake once approved. Typical early-stage discount rates referenced in these frameworks run roughly 12% to 28%, reflecting uncertainty that is not fully captured by scenario probabilities. Together, these conventions help triangulate a defensible range while acknowledging the binary nature of drug development. Finally, we considered stage-of-development and accessibility for a broad investor base. Companies at our stage often price near the median for pre-revenue biotech. We intentionally selected a valuation below the upper end of those comps to balance capital efficiency with inclusivity for investors. Our offering price per share has been set to reflect these inputs, providing a valuation below comps price per share.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Vertical Longevity Pharmaceuticals, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following are the transcripts to the video shown on the company's offering page: Video 1: Hi I'm Dr. David Scieszka, founder of Vertical Longevity Pharma. Here at Vertical Longevity Pharma, we're developing an investigational immunotherapy for heart disease. In preclinical studies, it works by targeting a cell type that is increasingly understood as a driver of the disease itself, and this cell type also happens to be a fundamental hallmark of human aging. This therapy wasn't possible a few years ago because the data simply didn't exist. Through advanced machine learning techniques, a protein was discovered to be enriched on the surface of these pathogenic cells, and we're now targeting this cell type with a candidate intended to help the immune system recognize them. While our early work is in animals, we've built the team to evaluate efficacy and safety in higher order animals before seeking permission for human trials. Personally, I'm a veteran with a PhD in biomedical sciences, an MBA focused on entrepreneurship, and extensive bioinformatics experience. I've spent the last 13 years studying the biology of aging, culminating in the inception of Vertical Longevity Pharma. Outside of me, we've built a team of scientific and business advisors with deep biotech industry expertise, spanning ideation to commercialization. They've gotten products to market before and, together, we're advancing towards clinical trials. Video 2: So, I bet you're wondering, how does this immunotherapy work? I'm glad you asked. Here, you can see a simple illustration of an artery. Inside, there are blood cells flowing at a normal rate, unobstructed by cholesterol-based clogs, called plaques. Throughout the normal course of life, cells transform from their normal state into a pathogenic state, called senescence. These cells are a hallmark of

human aging, accelerating the aging process, and excreting proinflammatory molecules into the circulation, which damages local tissue. When we're younger, the body's natural ability to clear these cells is relatively robust, and arteries can maintain homeostatic balance. Unfortunately, as we get older, the body's ability to clear these cells declines, allowing them to accumulate. This proinflammatory environment becomes permissive for cholesterol to accumulate under the surface of these cells, increasing inflammation and promoting more senescent cell transformation. As the plaque grows, the senescent cell numbers grow as well, increasing the localized inflammation further, in a feed-forward loop of plaque accumulation and senescence transformation. Eventually, these plaques can restrict blood flow, and in some cases rupture, which can trigger a heart attack or a stroke. What our therapy aims to do is to target these cells and engage the body's natural clearance mechanisms that worked when we were younger. The goal is to reduce the local inflammation, creating an environment where the plaques can clear naturally, over time. Overall, our goal is simple. We target the pathogenic hallmark of aging, engaging your immune system's natural clearance mechanisms to return the arterial environment to its homeostatic balance. While this is based on preclinical research, we need your support to test the efficacy and safety, which will illustrate the true potential benefits. Video 3: Now that you've gotten an overview, let's dive in a little deeper. We're now seeing the same artery, but zoomed in so we can see the surface of each cell. You'll notice that the healthy, pink endothelial cells are turning brown, representing senescence transformation. It is now known that senescent endothelial cells can display certain proteins on their surface, and in preclinical models, our candidate vaccine prompts antibodies that bind those proteins. After antibodies bound, they acted like a homing beacon for the immune system to recognize senescent cells, clearing them out, and replacing them with healthier endothelial cells through normal tissue turnover.

The following documents are being submitted as part of this offering:

Governance:
>   **Certificate of Incorporation:**   certificateofincorporation.pdf
>   **Corporate Bylaws:**   corporatebylaws.pdf

Opportunity:
>   **Offering Page JPG:**   offeringpage.jpg

Financials:
>   **Additional Information:**   otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://vertical-longevity-pharma.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.